                                                                EXHIBIT 2(b)

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                                                                EXHIBIT 2(b)
                      AMENDED AND RESTATED
                    ASSET PURCHASE AGREEMENT

         THIS AGREEMENT is made and entered into as of this 1st day of December, 1994, by and between INTERNATIONAL PAPER COMPANY, a New York corporation, with a principal place of business at Two Manhattanville Road, Purchase, New York 10577, on behalf of itself and its subsidiary International Paper-Carpenter Acquisition Corp. (the "Subsidiary") (International Paper Company and Subsidiary being collectively referred to as "International Paper"), and CARPENTER PAPER COMPANY ("Carpenter"), a Michigan corporation with its principal place of business at 3710 Roger B. Chaffee Memorial Blvd. S.E., Grand Rapids, Michigan 49548.

              WHEREAS, Carpenter desires to sell to
International Paper and International Paper desires to purchase from Carpenter, upon the terms and conditions set forth herein, certain assets of Carpenter.

              NOW, THEREFORE, in consideration of the premises and promises herein set forth, the parties agree as follows:

                           ARTICLE I

                        THE TRANSACTION

          1.1. Purchase of Certain Assets and Assumption of Certain Liabilities. At the Closing, Carpenter will sell, convey, transfer, assign and deliver to Subsidiary, upon the terms and conditions set forth herein, all of its right, title and interest in and to the "Assets" as defined in Paragraph 1.1(a) of this Agreement, and Subsidiary will, upon the terms and conditions set forth herein, purchase and accept Carpenter's right, title and interest in and to the "Assets," and Subsidiary agrees to pay therefore the Purchase Price specified in Paragraph 1.2 of this Agreement. Subsidiary shall also assume certain liabilities of Carpenter, as set forth in Paragraph 1.1(b).

               (a) As used herein, the term "Assets" shall include the "Inventory," "Accounts Receivable" (subject to limitations and indemnifications as set forth in Paragraphs 1.2(a)(4) and 11.1 of this Agreement), certain "Tangible Personal Property," "Intangible Property," and certain "Other Assets" (all as hereinafter defined) of Carpenter, and shall exclude only the assets of Carpenter listed on Schedule l.l(a).

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               (b) Subsidiary will also assume certain

          liabilities (the "Liabilities") of Carpenter, consisting of "Trade Accounts Payable," "Accrued
          Liabilities," "Long-term Debt" and other specific contractual liabilities of Carpenter, all as hereinafter defined or specified in Paragraph 1.3 herein.

         1.2. Purchase Price. The Purchase Price and full consideration, to be paid for in shares of common stock of International Paper Company ("Buyer's Stock") (the number of which to be determined as provided in Paragraph 1.2(b)), shall be the aggregate of the value of the Assets less the Liabilities, as determined from an audited balance sheet of Carpenter as of December 31, 1994 (the "Closing Balance Sheet"), although the date of Closing (the "Closing Date") will be after said date, or at such other time to be agreed to by the parties, plus the sum of Four Million Five Hundred Thousand and 00/100 Dollars ($4,500,000.00).

              (a) Asset Value Determination. For purposes of determining the Purchase Price, the value of the Assets shall be determined as follows:

               1. Inventory. A physical inventory shall be taken prior to the Closing Date, and will be valued at FIFO cost (replacement cost, consistent with Carpenter's past practice), and adjusted for obsolete, slow-moving and damaged inventory, based on the Closing Balance Sheet, which shall reflect criteria to be furnished by International Paper and approved by Carpenter; provided, that customer-specific inventory with a fixed sales price will be valued at cost (also consistent with Carpenter's past practice). The inventory amount in the Closing Balance Sheet will be expressed at LIFO value plus LIFO reserve.

               2. Tangible Personal Property as set forth in
          Schedule 1.2(a)2 to this Agreement.

               3. Intangible Property consisting of trademarks, logos, trade names, customer list, trade name and non-compete agreements from Carpenter Shareholders (as hereinafter set forth in Paragraph 5.2(d)).

               4. Accounts and Notes Receivable, in the aggregate amount as shown on the Closing Balance Sheet and at Schedule 1.2(a)(4) to this Agreement, less allowance for doubtful accounts. At Paragraph 2.24 of

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          this Agreement, Carpenter represents and warrants the
          collectibility of Accounts and Notes Receivable, and at Paragraph 11.6, agrees to indemnify International

          Paper for uncollected Accounts and Notes Receivable.

               5. Accrued and Prepaid Expenses, in the amounts set forth on the books of Carpenter.

               6. Other Assets, as set forth on Schedule
          1.2(a)6.

               7. Discounts. In the ordinary course of
          Carpenter's business, discounts for prompt payment are offered to customers by Carpenter ("Customer Discounts"), and similarly discounts for prompt payment are available to Carpenter from trade vendors ("Vendor Discounts"). For purposes of the Closing Balance Sheet and the Purchase Price Balance Sheet, Accounts Receivable and Accounts Payable will be stated at their gross amounts (disregarding both Customer Discounts and Vendor Discounts).

              (b) Purchase Price Determination. The purchase price shall be the aggregate of Assets, less Liabilities, plus $4.5 million (the "Purchase Price"), and shall be payable in the form of shares of International Paper Company common stock ("Buyer's Stock"). The number of shares of Buyer's Stock to be delivered at Closing as the "Price," shall be determined by dividing the Purchase Price by the average closing price of Buyer's Stock on the New York Stock Exchange for a twenty (20) day trading period ending three (3) trading days prior to the Closing (the "Closing Price"). By way of example, if the Purchase Price is $10.5 million and the Closing Price is $70, the Price shall be 150,000 shares of Buyer's Stock. For purposes of this paragraph, the shares of Buyer's Stock placed in "Escrow" as set forth in Article XII shall be deemed delivered at Closing.

              Notwithstanding the preceding paragraph, if the Closing Price is less than $70, the Price will be determined by dividing the Purchase Price by $70 so that, in the example provided above, regardless of the Closing Price, the Price would never be more than 150,000 shares of Buyer's Stock. Fractional shares shall not be exchanged, and any amount of the Purchase Price not divisible evenly by the Closing Price shall be paid in an additional share of Buyer's Stock.

              (c) International Paper shall exchange for the Assets registered shares of its common stock on the latter of the Closing on the sale of the Assets or as soon thereafter as

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is practical after SEC approval of the share registration.
Unregistered shares (transfer restricted) shall be tendered if registered shares are not available at the Closing, and shall be exchanged for registered shares as soon as registered shares are available, as set forth in the preceding sentence. International Paper shall file for registration of shares to be tendered promptly upon execution of this Agreement, and shall take all actions necessary for the expeditious effectiveness of the registration. In International Paper's discretion, the filing may be deferred until no later than March 15, 1995 in order to coordinate with other SEC filings of International Paper. All cost of registering Buyer's Stock shall be borne by International Paper.

         1.3. Assumption of Certain Liabilities. At the Closing, Subsidiary will assume Carpenter's Trade Accounts Payable, as set forth in Schedule 1.3(1), in the amount set forth on the Closing Balance Sheet, certain Accrued Liabilities, as set forth in Schedule 1.3(2), also as shown on the Closing Balance Sheet, and Long-term Debt, as shown on the Closing Balance Sheet and as set forth in Schedule 1.3(3), and the specified liabilities as set forth in Schedule 1.3(4). The Purchase Price shall be reduced by the aggregate of the Liabilities assumed by Subsidiary. Subsidiary's assumption of Liabilities shall be updated through the Closing Date to reflect the Liabilities shown on the Purchase Price Balance Sheet as defined in Paragraph 1.4.

         1.4. Purchase Price Payment. Notwithstanding
Paragraph 1.2 hereof, as it will be impossible to determine the exact amount of the Purchase Price on the Closing Date, a preliminary determination of the Purchase Price ("Preliminary Purchase Price") will be made, based on the Closing Balance Sheet. Ninety percent (90%) of the Closing Balance Sheet, plus the $4.5 million, shall be tendered in Buyer's Stock (as determined pursuant to Paragraph 1.2) at the Closing. The parties shall determine the actual Purchase Price based on an unaudited balance sheet representative of activities and financial operations of Carpenter for the period January 1, 1995 to the Closing Date, prepared on a basis consistent with the Closing Balance Sheet and this Agreement. The unaudited balance sheet, for purposes of determining the Purchase Price (the "Purchase Price Balance Sheet") shall be made available as soon after the Closing Date as is practicable and, in no event, later than thirty (30) days after the Closing Date. If the Purchase Price, as finally determined from the Purchase Price Balance Sheet, is more than the Preliminary Purchase Price, International Paper shall immediately pay, in shares of Buyer's Stock, the difference between the Preliminary Purchase Price and the Purchase Price. If the Purchase Price is less than the

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Preliminary Purchase Price, International Paper shall withhold from the remainder of the Preliminary Purchase Price not paid on the Closing Date, the difference between the Preliminary Purchase Price and the Purchase Price. In the event that the difference exceeds the portion of the Preliminary Purchase

Price retained by International Paper on the Closing Date, Carpenter shall tender to International Paper the number of shares of Buyer's Stock equal to the difference. In the event of any disagreement regarding the Purchase Price Balance Sheet, the matter shall be referred to the firm of Ernst & Young, whose determination shall be conclusive.

         1.5. Open Orders. Subsidiary shall assume all unfilled vendor purchase orders (including purchase orders for goods in transit on the Closing Date), and all unfilled customer sales orders, entered into by Carpenter in the ordinary course of business prior to the Closing. Such assumption of open orders will not affect the Purchase Price hereunder, to the extent not reflected in the Closing Balance
Sheet.

                           ARTICLE II

          REPRESENTATIONS AND WARRANTIES OF CARPENTER

         To induce International Paper to enter into and perform its obligations under this Agreement, Carpenter represents and warrants to International Paper as follows: each of which representations and warranties Carpenter covenants shall be true at the Closing:

         2.1. Organization. Carpenter is a corporation duly organized, validly existing and in good standing under the laws of Michigan and has all requisite corporate power and authority to own, operate and lease its properties and to carry on its business substantially as it is being conducted on the date hereof. Carpenter is qualified to do business as a corporation in the state of Indiana, and there are no other jurisdictions in which Carpenter is required to be so qualified. The certified copies of the Certificate of Incorporation and the Bylaws of Carpenter, as amended to the date hereof, and which have been furnished International Paper, are true and correct. The Articles of Incorporation and Bylaws of Carpenter are in full force and effect, unamended since the respective dates of such certifications. The minute books of Carpenter contain complete and accurate records of all corporate actions, including a resolution of the Board of Directors of Carpenter authorizing the transactions contemplated by this Agreement, including actions taken at meetings, or by written consents in lieu of meetings, by the Board of Directors and any committee of the Board of Directors purporting to take formal corporate action in lieu of action by the Board of Directors and of the shareholders of Carpenter, and accurately reflect all transactions which are required by law to be passed upon by the Board of Directors, any committees thereof or the shareholders of Carpenter.


         2.2. Validity. This Agreement constitutes the legal, valid and binding obligation of Carpenter and is enforceable against Carpenter in accordance with its terms. All corporate action on the part of Carpenter necessary for the execution and delivery of this Agreement and consummation of all transactions contemplated hereunder has been effected. No approvals, filings or notifications are required under any statutes, governmental regulations or agreements (except loan agreements as to which consents will have been received prior to Closing) to which Carpenter is a party in order to and as a condition to closing on the transaction contemplated by this Agreement, except as acquired by the Hart-Scott-Rodino Premerger Notification Act.

         2.3. Tangible Personal Property. The schedule of Tangible Personal Property attached hereto as Schedule 1.2(a)2 generally describes the items of tangible personal property to be acquired by International Paper. Schedule 1.2(a)2 describes the material items of tangible personal property (except Inventory held for sale) and its location, owned, rented, leased or used by Carpenter. With respect to each item of Tangible Personal Property owned or leased by Carpenter, whether material to Carpenter's business or not, Schedule 2.3 to this Agreement lists each lien, encumbrance, or security arrangement, the holder thereof and the amount and repayment terms of any debt or obligation which such lien, encumbrance, title retention or security arrangement secures. With respect to each item of Tangible Personal Property leased or rented by Carpenter, Schedule 2.3 lists the type and quantity, of such property, the lessor, the date and term of the lease or rental agreement, the amount of rent payable (including escalations) and renewal and purchase options, if any. Each lease or other instrument referred to on Schedule 2.3 is in full force and effect and constitutes a legal, valid and binding obligation of Carpenter and the other parties thereto, enforceable in accordance with its terms. Each item of Tangible Personal Property owned or leased by Carpenter is presently in operating condition, except as disclosed in Schedule 2.3. Subject to the foregoing sentence, all Tangible Personal Property will be delivered at the Closing in its present condition "AS-IS", WHERE IS".

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
         2.4. Inventory. All Inventory of Carpenter, except for such items of Inventory identified in Schedule 1.2(a)1 as slow-moving, obsolete, outdated or damaged, are of good and merchantable quality. Carpenter further represents that as of the Closing, all Inventory of Carpenter shall be free and clear of any encumbrances, and, except as so identified on Schedule 1.2(a)1 shall be saleable in the ordinary course of business by International Paper subsequent to the Closing. The Inventory shall be accurate and complete as of the Closing Balance

Sheet. The quantities and each type of Inventory are not excessive, but are at reasonable levels in the present circumstances of Carpenter, and are consistent with relevant past practices.

         2.5. Real Property. The schedule of Real Property attached hereto as Schedule 2.5 and incorporated herein by reference, sets forth a complete list and summary description, including location, of all buildings and real property occupied by Carpenter. With respect to each such property owned by Carpenter, Schedule 2.5 lists each lien, encumbrance, title retention or security arrangement, the holder thereof and the amount and repayment terms of any debt or obligation which such lien, encumbrance, title retention or security arrangement secures, if any, except for liens for current taxes not yet due and payable. Except as disclosed in Schedule 2.5, there are no notices or claims made by governmental authorities of any violations relating to any building occupied or used by Carpenter, or the operations of Carpenter, of any applicable law, ordinance, code or regulation. Carpenter is not in default of any of the provisions of the leases which are set forth in Schedule 2.5.

         2.6. Financial Information. Carpenter has delivered or will deliver to International Paper or its agents the following documents and information which constitute true and correct statements as of such dates of the financial condition of Carpenter and of its Assets, Liabilities and income:

              (a) Audited financial statements for the years ended December 31, 1991, 1992 and 1993, copies of which are attached hereto as Schedule 2.6(a) and incorporated herein by reference;

              (b) Unaudited financial statements for the period ending September 30, 1994, copies of which are attached as Schedule 2.6(b) and incorporated herein by reference;

              (c) The Closing Balance Sheet, prepared in accordance with the requirements of this Agreement, will be

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furnished as soon as the same is completed, and prior to
January 23, 1995;

              (d) An unaudited balance sheet as of the Closing
Date (the "Purchase Price Balance Sheet");

              The financial statements of Carpenter included in such documents have been prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis (except for Inventory which shall be represented as set forth in Paragraph 1.2(a)1), and represent fairly the financial position of Carpenter as of the dates thereof and the results of its operations for the periods then ended. The Closing Balance Sheet and the Purchase Price Balance Sheet shall be prepared on a basis consistent with such Carpenter financial statements.

         2.7. Conduct of Carpenter Since Date of Last Audited
Annual Financial Statement. Except as disclosed in Schedule
2.7 attached hereto and incorporated herein by reference, Carpenter has not since December 31, 1993:

              (a) Mortgaged, pledged or subjected to lien or encumbrance any of its properties or assets beyond that disclosed in Schedules hereto;

              (b) Sold or transferred any of its assets, tangible or intangible, except in each case in the ordinary and usual course of business;

              (c) Incurred any extraordinary losses or incurred or become liable for any obligations or liabilities except current liabilities incurred in the ordinary and usual course of business, or made any extraordinary expenditures other than for additions and betterments to existing plant, equipment, and facilities;

              (d) Incurred any material adverse change in the condition (financial or otherwise), of its assets, equity, liabilities, earnings or business, taken as a whole;

              (e) Incurred any damages to, or destruction or loss of, any of its properties to the extent of more than $50,000 (whether or not covered by insurance);

              (f) Experienced any labor interruption or labor dispute;

              (g) Given to any person or organization for any purpose any power of attorney which is currently in effect, except for purposes of submission of retirement plans for IRS approval;

              (h) Conducted its business in other than the ordinary and usual course, consistent with past practices;

              (i) made any change in, or applied for approval of any change in, any method of accounting or accounting practice or policy used by it;

              (j) Written down or written up the value of any Inventory, or written off as uncollectible any Account

Receivable, except for write-downs, write-ups and write-offs in the ordinary course of business, consistent with past practice;
nor

              (k) Disposed of or permitted to lapse any item of Intangible Property used by Carpenter or in which Carpenter has any rights, except in the ordinary course of business, consistent with past practice.

         2.8. Liabilities. Carpenter has no liabilities, contingent or otherwise, beyond those reflected in Schedule 1.3(4), and the financial statements attached as Schedules 2.6(a) or 2.6(b), other than current liabilities incurred in the ordinary and usual course of business since December 31, 1993.

         There is no liability associated with the Long-term Debt of Carpenter that International Paper is agreeing to assume in Article I of this Agreement, in the nature of prepayment penalties, fees or expenses, upon assumption or payment.

         2.9. No Defaults. There is no material default under, and no event has occurred which, to the knowledge of Carpenter, with notice or lapse of time or both, would give rise to a default under, any material instrument binding upon, or other agreement or obligation of Carpenter. All material agreements to which Carpenter is a party are in full force and effect, without material default by Carpenter.

         2.10. No Breach. The execution of this Agreement and consummation of the transactions contemplated hereby will not result in the breach of any of the unwaived terms, conditions or provisions of, nor constitute a default under, any indenture, agreement or other instrument to which Carpenter is a party or by which Carpenter may be bound or affected, which default or breach will restrict the ability of Carpenter to consummate the transactions contemplated hereby, adversely affect the business of Carpenter, nor give any person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or cancel, eliminate or modify, any written contract (or oral contract disclosed in writing to International Paper) to be assigned to International Paper at the Closing, nor result in a violation by Carpenter of any state, local or other law, regulation, judgment, order or rule.

         2.11. Absence of Proceedings. No action or proceeding has been instituted against Carpenter or any of the shareholders of Carpenter (the "Shareholders") before any court or other governmental body by any person or public authority seeking to restrain or prohibit the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby.

         2.12. Brokers Fee. Carpenter represents and warrants to International Paper that any fee or commission in the nature of a finder's or originator's fee incurred by Carpenter in connection with the transaction described herein shall be for the account of Carpenter, but shall not be reflected in the Closing Balance Sheet. Carpenter has dealt with only two (2) representatives, R. A. Reeves and The Robinson-Humphrey Company, Inc., and shall be solely responsible for payment of any fees or expenses incurred in connection with the transaction which is the subject of this Agreement. Carpenter disputes any claim by The Robinson-Humphrey Company, Inc. and shall indemnify International Paper against any liability therefor.

         2.13. Intangible Property. The schedule of
Intangible Property attached hereto as Schedule 2.13 lists all trademarks, service marks, trade names, copyrights and patents and computer system(s) which are owned, held, claimed or used by Carpenter and each registration, application license, grant or other right or agreement to which Carpenter is a party with respect to the use of any trademark, trade name, service mark, copyright or patent pertaining to Carpenter. As to each such item of Intangible Property, Schedule 2.13 also describes any license or other agreement with respect to such property to which Carpenter is a party, the identity of any other party to such license or agreement, the term (including renewal options), and license fees, royalties and all other periodic and non-periodic payments due thereunder (including any escalations and variations in such fees, royalties or other payments). Except as disclosed in Schedule 2.13, Carpenter:
(i) has received no notice whereby any third party claims any rights in any trademarks, service marks, trade names, copyrights, patents, trade secrets, and unpatented technology

(the "Intangible Property") owned, held, claimed or used by Carpenter; (ii) does not use any Intangible Property by consent of any other person; (iii) is not required to, and does not, make any payments to others with respect thereto; (iv) to the best of Carpenter's knowledge, owns or possesses adequate licenses or other rights to use all Intangible Property used in the conduct of its business as now operated; and (v) has not been notified, advised of or threatened with any claim of any other person relating to any Intangible Property or any process or confidential information of Carpenter. Carpenter has no knowledge of any basis for any charge or claim that would adversely affect its right to use any Intangible Property.

         2.14. Agreement and Contracts. The schedule of

Agreements and Contracts attached hereto as Schedule 2.14 sets forth a list of each contract, agreement, lease, option, instrument, obligation or commitment to which Carpenter is a party (the "Agreements"), other than: (i) contracts for the purchase of inventory or services, the aggregate purchase price under any one of which does not exceed $250,000, and under all of which do not exceed $1,000,000 per vendor; and (ii) contracts for the sale of inventory or services, the aggregate sales price under any one of which does not exceed $250,000, and under all of which do not exceed $1,000,000 per customer; and (iii) real estate leases, which are listed on Schedule
2.5. Schedule 2.14 specifies the type of Agreement, the name and address of each party to such Agreement, a detailed description of the subject matter, the effective date and term, dollar value and renewal options, if any. Each Agreement listed in Schedule 2.14 is in full force and effect, constitutes a legal, valid and binding obligation of Carpenter and of the other parties thereto, enforceable in accordance with its terms. Carpenter is not in default and, to the best of its knowledge, no other party is in default under any such Agreement, and no party to any such Agreement has given notice to any other party thereto that the latter is in default thereunder.

         2.15. Customers and Suppliers. The schedule of Customers and Suppliers attached hereto as Schedule 2.15 sets forth, for the period ended December 31, 1993: (i) the name, address and aggregate revenues from each customer of Carpenter that accounted for revenues from the sale of products or the lease or rental of equipment exceeding $250,000 per annum, and
(ii) the name, address and aggregate purchases from each supplier of goods or services to Carpenter from which aggregate purchases exceeded $1,000,000 per annum. Except as set forth in Schedule 2.15, revenues from each such customer and purchases from each such supplier are consistent with Carpenter's prior year, and Carpenter has not received notice

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of intent to terminate any contracts or orders with any
customer or supplier listed on Schedule 2.15.

         2.16. Employee Benefits. The schedule of employee pension plans and employee welfare plans and other plans attached as Schedule 2.16 is a true, correct and complete listing of:

              (a) All "employee pension benefit plans," as such term is defined in Section 3 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") ("Pension Plans"), maintained by Carpenter, or in which employees of Carpenter participate, including any such plans as have been terminated or with respect to which an application regarding termination is pending. With respect to such plans:


               (i) Current copies of all such plan documents, summary plan descriptions thereof and related trust agreements have been furnished to International Paper;

               (ii) Such plans and trusts are qualified under
          Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and nothing has occurred which would adversely affect the qualified status of the Pension Plans. A copy of the most recent Internal Revenue Service ("IRS") determination letter issued for each such plan and trust has been furnished to International Paper;

              (iii) All government reporting requirements with respect to such plans have been satisfied and are current;

              (iv) A copy of the two most recent Forms 5500 (which state such plans' assets and liabilities and current actuarial valuations), as filed with the IRS, together with all attachments thereto for each plan, has been furnished to International Paper.

              (v) All Pension Plans are fully funded on an ongoing basis in accordance with their respective terms, as of the date of Closing. There has been no misstatement of pension liabilities that would result in the imposition of tax under law or code. Carpenter is not aware of any claim that any representations, oral or written, with respect to participation, eligibility for benefits, vesting, benefit accrual or coverage under any Plan have been made to employees of Carpenter which are not in accordance with the terms and conditions of such Plan.

               (vi) Neither any of the plans or trusts, nor any trustee or administrator thereof, has engaged in a transaction which might subject any of the plans, trusts, or any trustee or administrator thereof, or any party dealing with the plans or trusts, to a tax penalty on prohibited transactions imposed by Section 4975 of the Code or to a civil penalty imposed by
          Section 502 of ERISA;

              (vii) All plans which have been completely or partially terminated since September 2, 1974 are listed in Schedule 2.16;

              (viii) None of the plans or trusts referred to or included in Schedule 2.16 has incurred any "accumulated funding deficiency," as such term is defined in Section 412 of the Code, whether or not waived; and

              (ix) Carpenter has contributed to the Central States Southeast and Southwest Areas Pension Fund ("Union Plan"), which is a "Multiemployer Plan," as defined in Section 3(37) of ERISA, but has not withdrawn from any plan in a complete withdrawal within the meaning of Section 4203 of ERISA or a partial withdrawal within the meaning of Section 4205 of ERISA, nor will Carpenter withdraw from any such plan prior to Closing. Except for the Union Plan, Carpenter has not contributed to any "Multiemployer Plan." The consummation of the transaction contemplated by this Agreement will constitute a complete withdrawal by Carpenter from the Union Plan. With respect to the Union Plan, the representations made in subsection (i) through (viii) and A through G of this Section 2.16 are to the best of Carpenter's knowledge, after review of available documentation, which will be delivered to International Paper promptly. See Section 13.7 for provisions regarding withdrawal liability with respect to the Union Plan.

              (b) All "employee welfare benefit plans," as such term is defined in Section 3 of ERISA ("Welfare Plans"), whether insured or otherwise. All such Plans are in material compliance with the provisions of ERISA, and current copies of such Plans have been furnished to International Paper, together with copies of the two most recent Forms 5500 for each Plan.

              (c) All vacation and other employee benefit plans or policies not subject to ERISA (the "Other Plans") maintained by Carpenter, whether or not formally designated as a plan.

              Carpenter further represents as to Employee Benefits:

               (A) There are no pending, anticipated or threatened claims against or otherwise involving any of Carpenter's Welfare Plans or Pension Plans or Other Plans, or any fiduciary thereof, by or on behalf of the Welfare Plans or Pension Plans or Other Plans by any employee or beneficiary covered under the Welfare Plans or Pension Plans or Other Plans, or otherwise involving the Welfare Plans or Pension Plans or Other Plans (other than routine claims for benefits). There is no judgment, decree, injunction, rule or order of any court, governmental body, commission, agency or arbitrator outstanding against or in favor of any Welfare Plan or Pension Plan or Other Plans or any

          fiduciary thereof.

              (B) Welfare Benefits. Carpenter shall be responsible for any medical, dental, or hospitalization benefits, life insurance, disability, workers compensation and other claims (collectively "Welfare Claims") incurred by former or present employees of Carpenter, whether or not hereafter employed by International Paper, arising from events (injury or occurrence) prior to the effective time of the Closing; provided, that International Paper shall administer (for the account of Carpenter) legally required COBRA benefits with respect to the Carpenter Employee Health Plan to any former employees of Carpenter who are entitled to such benefits by law; and provided, further, that in the case of illness of an employee hired by International Paper (or a dependent of such employee) which spans the Closing Date, Carpenter shall be responsible for costs incurred up to the Closing Date and International Paper shall be responsible for costs incurred on and after the Closing Date. Carpenter shall maintain its current medical, dental, hospitalization, survivor benefit, life insurance, disability and workers' compensation plans through the Closing.

              (C) Collective Bargaining Agreements. Carpenter represents that, except as otherwise disclosed to International Paper in Schedule 2.16(C) attached hereto and incorporated herein, it is not a party to any collective bargaining agreement and that its employees are not covered by any such agreement. Since

          January 1, 1992, there has not been, and there is not presently pending or existing, any strike, slowdown, picketing, work stoppage, labor arbitration or proceeding (other than routine matters in the ordinary course of business) in respect of the grievance of any employee, an application or complaint filed by an employee or union with the National Labor Relations Board or comparable government body, organizational activity or other labor dispute against or affecting Carpenter, and no application for certification of collective bargaining agent is pending or threatened. No facts or circumstances exist which could provide the basis for any work stoppage or other labor dispute. There is no lockout of any employees by Carpenter, or is any such action contemplated. Carpenter has complied in all material respects with all legal requirements relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, the payment of occupational and similar taxes, social security taxes, occupational safety and health, profit sharings and plant closing laws.

               (D) Former, Severed or Retiring Carpenter
          Employees. Carpenter has made full disclosure to International Paper of the nature and extent of any medical expenses it currently anticipates incurring for its employees, or their dependents. Carpenter does not provide and has not provided benefits, including, without limitation, death or medical benefits (whether or not insured), with respect to current or former employees of Carpenter, beyond retirement or other termination of service, other than retirement benefits, COBRA-mandated health continuation benefits, and continued medical benefits required by the Union Contract. International Paper shall have no obligation to pay severance or any other consideration respecting retired Carpenter employees, Carpenter employees on long-term disability, or employees of Carpenter.

              (E) Carpenter does not maintain for Carpenter employees any pension plan or similar retirement plan outside the United States.

              (F) Employees. Schedule 2.16(G) contains a current list setting forth the following information for each employee of Carpenter including, without limitation, each employee on leave of absence or layoff status: name; job title; current compensation paid or payable and showing any change in compensation since December 31, 1993; vacation accrued and service credited for purposes of vesting and eligibility to participate under Carpenter's pension, retirement, profit sharing, thrift-savings, cash bonus, employee stock ownership, insurance, medical, welfare and vacation plans. There is no "employee benefit plan", as defined in Section 3(3) of ERISA which (i) is subject to any provision of ERISA, and (ii) is maintained, administered or contributed to by Carpenter and covers any employee or former employee of Carpenter or under which Carpenter has any liability which has not, as of the date hereof, been disclosed to International Paper.

               (G) Carpenter has or will have, prior to Closing, contributed or accrued all amounts required to be contributed to the Plans and Pension Plans, for periods up to the Closing. International Paper shall assume such accrued liability as provided in Paragraph

          1.3 and as set forth in Schedule 1.3(2).

         2.17. Litigation. Except as disclosed in Schedule 2.17, no suit, action or legal, administrative, arbitration or other proceeding, or investigation by any governmental agency, pertaining to the business and assets of Carpenter including, but not limited to, matters involving safety, or health standards, or products liability or product safety, or any change in the zoning or building ordinances affecting the properties or leasehold interest of Carpenter is pending or threatened against Carpenter which would materially and adversely affect the financial condition or business of Carpenter, its properties and assets, or the conduct of Carpenter's business; Carpenter is not, to its knowledge, in violation of any federal, state or local statutes, ordinances or regulations, including, but not limited to, those relating to safety, building, product safety or health standards, the violation of which would have a material adverse effect on the financial condition or assets of Carpenter.

         2.18. Taxes. Carpenter has duly filed, caused to be filed or will file when due, all income, ad valorem, property, sales and use, and all other tax returns and tax reports required by law to be filed by it when due and has duly paid all taxes reflected as payable on such returns and reports. No proceeding or other action is pending or threatened for the assessment or collection of additional taxes. No deficiency for any tax has been asserted or assessed against Carpenter. Carpenter is not currently subject to any outstanding federal, state or local tax audit or investigation, and Carpenter has no notice of any such assessment, audit or investigation of Carpenter. All taxes and other assessments and levies which Carpenter is required by law to withhold or collect have been duly withheld and collected, and have been paid over to the proper governmental authorities or are held by Carpenter for such payment, and all such withholdings and collections and all other payments due in connection therewith as of September 30, 1994, are duly reflected in the financial statements of Carpenter as of September 30, 1994, to the extent required to be reflected therein, pursuant to GAAP. Carpenter has not received any notice of any tax deficiency outstanding, proposed or assessed against it, nor has Carpenter executed any waiver of any statute of limitations on the assessment or collection of any tax. All tax liabilities of Carpenter for any period after September 30, 1994 have been provided for on the books of Carpenter consistent with past practices. Carpenter shall accurately accrue for payroll taxes through the Closing.

         Except as disclosed on Schedule 2.18:

               (i) Carpenter has no interest in real property

          in the State of New York;

              (ii) none of the property owned or used by Carpenter is subject to a tax benefit transfer lease executed in accordance with Section 168(b) of the Internal Revenue Code of 1986, as amended (the "Code");

              (iii) none of the property owned by or used by Carpenter constitutes "tax-exempt use property" within the meaning of Section 168(h) of the Code;

              (iv) Carpenter is not currently under any contractual obligation to indemnify any other person with respect to any and all taxes;

              (v) Carpenter will not be required (a) as a result of a change in method of accounting for any period prior to the Closing, to include any adjustment under Section 481(c) of the Code in taxable income for any period after the Closing; or (b) as a result of any closing agreement as defined in Section 7121 of the Code to include any item of income or exclude any item of deduction from any taxable period after the Closing.

              (vi) Carpenter has not entered into a
          transaction that requires an effective protective carryover basis election pursuant to Section 338 of the Code with respect to all transactions where an affirmative action carryover Section 338 election could be applicable; and

              (vii) Carpenter is not subject to withholding under Section 1445 of the Code with respect to any transfer of any "United States real property interest."

              (viii) No property of Carpenter is subject to any arrangements (including, but not limited to, a lease) whereby ownership of such property has been transferred, for tax purposes, to another person, under provisions of any applicable law.

         Notwithstanding the duration of the indemnification set forth in Article XI hereof, the representations and warranties set forth in Section 2.17 shall survive for the longer of the statute of limitations applicable to the subject matter of the representation and warranty, or for two (2) years.

         2.19. Trade Names of Carpenter Paper Company.
Carpenter has, and shall have at Closing, the legal right to conduct business as "Carpenter Paper Company" and any other name by which it currently does business, and is not aware of the right of any other entity to operate under those designations, styles, or names, and represents that International Paper shall at Closing obtain all of Carpenter's rights to use said names; and further warrant and represent that neither Carpenter nor its Shareholders shall, after the date of Closing use, attempt to use, or do business under, the name "Carpenter Paper Company," or any other name under which it presently does, or within three (3) years prior to this Agreement, did business, and shall, prior to or at Closing, assign the name to International Paper.

         2.20. Carpenter Logo and Trademarks. Carpenter has the legal right to use the Carpenter Paper Company "logo," and the same is an Asset to be acquired by International Paper pursuant to this Agreement, and Carpenter further warrants and represents that neither Carpenter, nor its shareholders shall, after the date of Closing, use, or attempt to use, the Carpenter Paper Company "logo."

         2.21. Environmental Compliance.

              (a) To the best of its knowledge after
reasonable inquiry, Carpenter has complied with and is currently in compliance with, and has not been charged with, has not received any notice of and is not under investigation for its failure to comply with, any statute, law, ordinance, rule, regulation, order or directive of any governmental agency with respect to the use, generation, dumping, releasing, burying, disposing, or emitting of any particles, materials, substances or emissions that are determined by any governmental agency to be of a hazardous, toxic, pollutive or ecologically or environmentally damaging nature ("Hazardous Materials") pertaining to its businesses, its assets, its real (owned or leased) or personal property, or the operation or conduct thereof. Carpenter has not and, to the best of its knowledge after reasonable inquiry, no other person ever has, disposed of any Hazardous Materials at any of the real property owned or leased by it regardless of whether such material or substances constituted Hazardous Materials at such time of disposal.

              (b) For purposes of this Agreement, the term
"Hazardous Materials" shall include those materials or substances defined as "hazardous substances," "hazardous materials," "hazardous waste," "toxic substances" or other similar designations under the environmental laws and regulations of the United States.

              (c) Each hazardous waste transporter and disposal facility that has transported and disposed of any Hazardous Materials on behalf of Carpenter is listed on

Schedule 2.22, attached hereto and incorporated herein by reference and, to the best of the knowledge of Carpenter was properly licensed at such time of transportation or disposal and properly transported or disposed of such Hazardous Materials at a licensed facility. All manifests required by any and all of the statutes, laws, ordinances, rules, regulations, orders and directives of any governmental agency to be completed and retained by Carpenter in connection with each such instance of transportation were so completed and retained, and copies thereof are provided in Schedule 2.22.

              (d) To the best of the knowledge of Carpenter after reasonable inquiry, none of the real property owned or leased by Carpenter is or has ever been listed on any federal or state registry, list or report of active or inactive hazardous waste disposal sites.

         2.22. Insurance. Attached hereto as Schedule 2.22 and incorporated herein by reference is a list, complete and correct in all material respects, of all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations, employees, officers and directors of Carpenter. Except as set forth on Schedule 2.23, there are no material claims pending under any such policies or material disputes with underwriters, and all premiums due and payable have been paid. There are no pending or threatened terminations with respect to any such policies and Carpenter is in compliance in all material respects with all conditions contained therein. All such policies are in full force and effect.

         2.23. Accounts and Notes Receivable. All of the Accounts and Notes Receivable to be reflected in the Closing Balance Sheet, or that have arisen since such date, arose in the ordinary and usual course of business, will represent valid obligations to Carpenter, and have been collected or are or will be collectible in each case in the aggregate amounts thereof recorded on the books of Carpenter, except to the extent of the allowance for doubtful accounts included in the Closing Balance Sheet. There is no valid defense or setoff to Carpenter's rights to collect such Accounts and Notes Receivable in the full recorded amounts thereof, less such reserves, and none of such Accounts or Notes Receivable are payable or will be paid by credits, except for credits which are duly reflected in Carpenter's accounts receivable records (and netted against accounts receivable). With respect to Accounts and Notes Receivable of Carpenter, whether listed on
Schedule 1.2(a)(4) or not, none of such Accounts and Notes Receivable of Carpenter is subject to counterclaims or setoffs, and all of such Accounts and Notes Receivable are good and collectible at the aggregate thereof (net of cash discounts)

recorded on Carpenter's books. Any Accounts and Notes Receivable not collected by International Paper within one hundred twenty (120) days of Closing (after giving effect to the allowance for doubtful accounts), shall be paid by Carpenter, upon demand, pursuant to the indemnification provisions of Paragraph 11.6.

         2.24. General Representation and Warranty. No representation or warranty made in this Agreement, and no statement made in any certificate or schedule furnished in connection with the transaction herein contemplated, contains, or would if made at the Closing, contain, any untrue statement of a material fact or omits or will omit to state any material fact necessary to make such representation or warranty or any such statement not misleading to a prospective purchaser of all of the stock or Assets of Carpenter who is seeking full information as to Carpenter and its affairs.

         2.25. Bulk Sales Compliance. Carpenter will comply in all material respects with any applicable Bulk Sale Act or law of the states where Carpenter is licensed to do and is doing business, and will either provide a certificate of compliance or certificate of exemption from the sale of Assets as contemplated by this Agreement. Alternatively, International Paper may waive such compliance and be entitled to indemnification against any claims under any applicable Bulk Sales Act.

                          ARTICLE III

             REPRESENTATIONS OF INTERNATIONAL PAPER

         To induce Carpenter to enter into and perform its obligations under this Agreement, International Paper represents to Carpenter as follows:

         3.1. Organization. International Paper Company and
Subsidiary are both corporations organized and duly existing under the laws of the State of New York.

         3.2. Validity. This Agreement constitutes the legal, valid and binding obligation of International Paper and is enforceable against International Paper in accordance with its terms. All corporate action on the part of International Paper necessary for the execution and delivery of this Agreement and consummation of all transactions contemplated hereunder has been effected. No approvals, filings or notifications are required under any statutes, governmental regulations or agreements to which International Paper is a party in order to and as a condition to closing on the transaction contemplated by this Agreement, except as required by the Hart-Scott-Rodino

Premerger Notification Act.

         3.3. Brokers Fee. Neither International Paper nor anyone acting on its behalf has any liability to any broker, finder or agent or has agreed to pay any brokerage commission with respect to the transactions contemplated by this Agreement.

         3.4. Litigation. There are no actions, suits or proceedings pending or, to the knowledge of International Paper, threatened against International Paper that would prevent or hinder the consummation of the transaction contemplated by this Agreement or which may reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business, assets, liabilities, capitalization, financial position or results of operations of International Paper taken as a whole.

         3.5. Registration Statement.

              (a) The registration statement contemplated by Paragraph 1.2(c) (the "Registration Statement") will, at the time it and all pre-effective and post-effective amendments thereto are filed with the SEC and at the time it is declared effective by the SEC, comply as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and all applicable rules and regulations promulgated thereunder.

              (b) The Registration Statement will not at the time it becomes effective, at the time of Closing and at the time of delivery of registered shares of Buyer's Stock in payment of the Purchase Price, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein not misleading.

         3.6 SEC Filings.

              (a) International Paper has delivered to the Company (i) its annual report on Form 10-K for its fiscal year ended December 31, 1993 ("l993 10-K"), (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended March 31, 1994, June 30, 1994 and September 30, 1994 ("l994 10-Q's"),
(iii) its proxy statement relating to its 1994 annual shareholder meeting, and (iv) all of its other reports or registration statements filed with the SEC since December 31, 1993 (all such documents referred to in clauses (i)-(iv) being referred to herein as "SEC Reports").

              (b) As of its filing date, each such report or statement filed pursuant to the Securities Exchange Act of 1934, as amended (the "1934 Act") did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

              (c) Each such registration statement as amended or supplemented, if applicable, filed pursuant to the 1933 Act when such statement or amendment became effective did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

         3.7. Financial Information. The consolidated financial statements (including any related notes or schedules) in International Paper's 10-K and 10-Qs fairly present, in conformity with generally accepted accounting principles consistently applied (except as disclosed in the notes thereto), the consolidated financial position of International Paper and its consolidated subsidiaries as of such date and their consolidated results of operations and changes in financial position for the periods then ended (subject to normal year-end adjustments in the case of the unaudited interim financial statements contained in the 10-Qs).

         3.8. Undisclosed Liabilities. Except for (i) liabilities reflected in the 10-K and the 10-Qs and the financial statements contained therein and (ii) liabilities incurred in the ordinary course of business of International Paper and its subsidiaries subsequent to September 30, 1994, International Paper and its subsidiaries have no liabilities that are material to the business, financial condition or results of operations of International Paper or any of its subsidiaries and there is no existing condition, situation or set of circumstances which could reasonably be expected to result in such a liability.

         3.9. Capitalizations.

              (a) As of September 30, 1994 the authorized and outstanding capital stock of International Paper is as described in International Paper's 10-Q of that date.

              (b) All outstanding shares of capital stock of International Paper have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in this Section 3.9 and except for non-material changes since September 30, 1994, there are outstanding (i) no shares of capital stock or other voting securities of International Paper, (ii) no securities of International Paper convertible into or exchangeable for shares of capital stock or voting securities of International Paper, and (iii) no options or other rights to acquire from International Paper, and no obligation of International Paper to issue, any capital stock, voting securities or securities convertible into or exchangeable for International Paper Stock.

              (c) The shares of International Paper Stock to be issued in payment of the Purchase Price hereof have been duly authorized and, when issued pursuant to this Agreement, will be validly issued, fully paid and non-assessable, with no personal liability attaching thereto. Such shares will not be subject to any preemptive rights.

         3.10. General Representation and Warranty. No representation or warranty made in this Agreement, and no statement made in any certificate or schedule furnished in connection with the transaction herein contemplated, contains, or would if made at the Closing, contain, any untrue statement of a material fact or omits or will omit to state any material fact necessary to make such representation or warranty or any such statement not misleading to a prospective substantial investor in the stock of International Paper who is seeking full information as to International Paper and its affairs.

                           ARTICLE IV

                    CONDUCT PRIOR TO CLOSING

         4.1. Actions by Carpenter. From the date hereof through the Closing, Carpenter shall use its best efforts to assure that Carpenter shall not (except as permitted by this Agreement) suffer or permit any event to occur which, had it occurred prior to the date hereof, would cause any of the representations and warranties set forth in this Asset Purchase Agreement to become false.

         4.2. Actions by International Paper. From the date hereof through the Closing, International Paper shall use its best efforts to assure that International Paper shall not (except as permitted by this Agreement) suffer or permit any event to occur which, had it occurred prior to the date hereof, cause any of the representations and warranties set forth in this Asset Purchase Agreement to become false.

         4.3. Access. Carpenter shall allow International
Paper and its representatives reasonable access to the facilities, books, records and employees of Carpenter for purposes of conducting due diligence and for planning the transition of Carpenter to International Paper's ownership.

         4.4. Public Announcement. Except as otherwise required by law, no public disclosure concerning the subject matter hereof will be made without the joint approval of Carpenter and International Paper, and neither Carpenter nor International Paper shall make any such public disclosure without first giving the other reasonable opportunity to review and comment on it. It is tentatively agreed to by both parties that announcements will be made to the public upon execution by both parties of this Agreement.

         4.5. Best Efforts. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement. Carpenter agrees not to suffer or permit any event to occur which has the effect of diminishing the goodwill of Carpenter or adversely affecting the reputation of Carpenter with its customers and suppliers.

         4.6. Exclusivity. Carpenter shall deal exclusively with International Paper in the sale of the Assets through the Closing, or until Termination consistent with Article VII of this Agreement.

                           ARTICLE V

      CONDITIONS TO OBLIGATIONS TO EFFECT THE TRANSACTION

         5.1. Conditions to Each Party's Obligation to Effect the Transaction. The respective obligations of each party to effect the transactions contemplated by this Agreement shall be subject to the following conditions:

              (a) No Injunctions. No preliminary or permanent injunction shall have been issued by any Court which would prevent the consummation of the transactions contemplated by this Agreement;

              (b) Any applicable waiting period under the Hart-Scott-Rodino Act shall have expired;

         5.2. Additional Conditions to Obligation of
International Paper to Effect the Transaction. The obligations of International Paper to effect the transactions contemplated in this Agreement shall be subject to Carpenter's delivery at the Closing of the documents described in Paragraph 6.2 hereof and to the occurrence of the following additional conditions:

              (a) Accuracy of Representations and Warranties. The representations and warranties of Carpenter set forth in
Article II hereof: (i) shall not be demonstrated to have been materially incorrect in a manner and to an extent which, taken in the aggregate, materially adversely affects the business of Carpenter; and (ii) shall at the Closing continue to be true and correct in all material respects.

              (b) Performance of Covenants. Carpenter shall not have failed to perform any material obligations or comply with any material covenant of Carpenter as set forth in this Agreement to be performed or complied with by Carpenter prior to the Closing.

              (c) Employment Agreements. International Paper shall receive at Closing from James R. Holtsclaw a signed employment agreement substantially in the form attached as
Exhibit 5.2(c).

              (d) Non-competition Agreements. International Paper shall have received from Carpenter shareholders, signed non-competition agreements substantially in the form attached as Exhibit 5.2(d). The term shall be three years for holders of 10% or more of Carpenter's stock, and two years for all others, except as otherwise agreed.

              (e) Computer Software. Carpenter shall obtain consent (formal or informal, satisfactory to International
Paper) to assignments by Carpenter of its rights and liabilities under all material use, license and service agreements for computer software.

              (f) Due Diligence. Satisfactory completion by
International Paper, in its opinion, of due diligence, including, but not limited to, satisfactory review of the Schedules to this Agreement that are to be furnished by Carpenter.

              (g) Closing Balance Sheet. International Paper shall have completed the audit of the Closing Balance Sheet, of which both parties shall have access to the working papers of the audit, and shall participate in the audit.

         5.3. Additional Conditions to Obligation of Carpenter to Effect the Transaction. The obligations of Carpenter to effect the transactions contemplated by this Agreement shall be subject to International Paper's delivery at the Closing of the documents described in Paragraph 6.3 hereof and to occurrence of the following additional conditions:

              (a) Accuracy of Representations. The
representations of International Paper set forth in Article III hereof: (i) shall not be demonstrated to have been materially incorrect; and (ii) shall at the Closing continue to be true and correct in all material respects.


              (b) Performance of Covenants. International
Paper shall not have failed to perform any material obligation or comply with any material covenant of International Paper as set forth in this Agreement to be performed or complied with by International Paper prior to the Closing.

              (c) Employments Agreements. James R. Holtsclaw shall receive at Closing from International Paper a signed employment agreement as contemplated by Section 5.2(c).

              (d) Non-competition Agreements. The Carpenter shareholders shall have received from International Paper non-competition agreements as contemplated by Section 5.2(d).

              (e) Tax Treatment. The transaction contemplated by this Agreement shall qualify for federal tax purposes as a tax-free reorganization.

              (f) Seaman-Patrick Transaction. The transaction contemplated under an Asset Purchase Agreement between Seaman-Patrick Holding Company and Seaman-Patrick Paper Company and International Paper dated December 1, 1994 shall be consummated simultaneously with the Closing under this Agreement, at the same time and place.

                           ARTICLE VI

         6.1. Closing. The transfer of ownership of the Assets to International Paper and the payment of the Purchase Price to Carpenter (the "Closing") shall occur as soon as is practicable after completion of the Closing Balance Sheet and completion by International Paper of its due diligence, which the parties will attempt to have occur on or before January 31, 1995, at such time and place as agreed upon by the parties (the "Closing Date"). The Closing shall be effective and the transfer of ownership of the Assets shall be deemed to have occurred as of 12:01 a.m. on the day of Closing. At the Closing, all transactions shall be conducted substantially concurrently and no transaction shall be deemed to be completed until all are completed.

         6.2. Carpenter's Deliveries. At the Closing,
Carpenter shall deliver or cause to be delivered to International Paper the following:

              (a) A certificate of Carpenter, dated the Closing Date, warranting to International Paper the continued accuracy as of the Closing Date of its representations contained in Article II hereof and its compliance with the conditions set forth in this Agreement.

              (b) A certificate signed by the President and

the Chairman of Carpenter, warranting to International Paper that since the date of this Agreement Carpenter has complied with the provisions of Paragraph 4.1 herein;

              (c) Transfer of motor vehicle titles for any vehicles set forth in Schedule 1.2(a)2;

              (d) A written opinion, dated on the Closing, of Dykema Gossett PLLC, counsel representing Carpenter, in the form set forth on Schedule 6.2(d) of this Agreement.

              (e) A Bill of Sale, in form satisfactory to International Paper, for all tangible personal property to be sold to International Paper pursuant to Article I of this Agreement.

              (f) Bulk Sales Act compliance/waiver certificate from each state in which Carpenter is qualified to do business, unless waived by International Paper pursuant to Section 2.26.

              (g) Assignment of agreements and licenses, as provided in Article I of this Agreement.

              (h) Executed non-compete agreements, as provided in Article V of this Agreement.

              (i) Executed employment agreement with James R.
Holtsclaw as provided in Article V of this Agreement.

         6.3. International Paper's Deliveries. At the
Closing, International Paper shall deliver or cause to be delivered to Carpenter the following:

              (a) the Purchase Price, payable in Buyer's
Stock, as determined in Article I of this Agreement.

              (b) a certificate of International Paper, dated the Closing Date, warranting to Carpenter the continued accuracy as of the Closing Date of its representations contained in Article III hereof and its compliance with the conditions set forth in this Agreement.

              (c) a certificate signed by an officer of International Paper, warranting to Carpenter that since the date of this Agreement, International Paper has complied with the provisions of Paragraph 4.2 herein.

              (d) an Assumption Agreement whereby Subsidiary duly assumes and agrees to satisfy all Liabilities to be assumed by Subsidiary under this Agreement.

              (e) executed non-compete agreements as provided

in Article V of this Agreement.

              (f) executed employment agreement with James R.
Holtsclaw as provided in Article V of this Agreement.

              (g) opinion of James W. Guedry, Associate
General Counsel of International Paper, in the form set forth in Schedule 6.3(g) to this Agreement.

              (h) an Escrow Agreement and receipt from Comerica Bank-Detroit confirming the Escrow contemplated by
Article XII.

         6.4 Costs.

         Each of the parties hereto shall be responsible for all legal, accounting and other costs incurred by it related to the transactions contemplated hereby, except that the costs of the Closing Balance Sheet audit shall be borne by Subsidiary.

         All sales taxes incurred in connection with this Agreement and the transaction contemplated hereby will be borne by International Paper. Carpenter and International Paper shall file or cause to be filed all necessary documentation with respect to such taxes.

         All personal property, real property and other taxes applicable to all or any part of 1994 or 1995, as the case may be, depending in which calendar year the Closing occurs, shall be prorated as of the Closing, based on that portion of the applicable fiscal year of the taxing authority, that has elapsed as of the Closing. All taxes that are unpaid as of the Closing should be reflected on the Closing Balance Sheet in accordance with GAAP.

         6.5. Possession.

         Possession of all Assets shall be transferred to International Paper effective at 12:01 a.m. on the Closing Date.

                          ARTICLE VII

                          TERMINATION

         7.1. Termination of Agreement. This Agreement and the transactions contemplated hereby may be terminated at any time prior to the Closing, as follows:

              (a) by mutual written consent of Carpenter and International Paper;

              (b) by either Carpenter or International Paper

by reason of the occurrence of any of the events specified in Paragraph 5.1; provided, however, that in the case of such occurrence, such termination may only be made by written notice to the other party within ten (10) days of each such occurrence;

              (c) by International Paper by reason of the non-satisfaction of any of the conditions specified in Paragraph 5.2; or

              (d) by Carpenter by reason of the
non-satisfaction of any of the conditions specified in Paragraph 5.3.

         7.2. Effect of Termination. In the event of termination of this Agreement by either Carpenter or International Paper, this Agreement shall forthwith become void and there shall be no liability on the part of Carpenter or International Paper (or their respective officers or directors), except based upon obligations as set forth in Paragraph 6.4 hereof, and except that International Paper shall thereupon promptly return to Carpenter or destroy (and cause its agents and representatives to return or destroy) all documents (and copies thereof furnished to International Paper by Carpenter, and International Paper shall continue to adhere to the confidentiality agreement previously entered into with Carpenter. Notwithstanding the foregoing, termination of this Agreement pursuant to this Article VII shall not in any way limit or restrict the rights and remedies of any party hereto against any other party hereto which has violated or breached any of the representations, warranties, agreements or other provisions of this Agreement prior to termination hereof.

                          ARTICLE VIII

                            SURVIVAL

         8.1. Survival. The covenants, agreements, representations and warranties herein or hereunder shall survive the Closing pursuant to Article XI and Article XIV herein.

                           ARTICLE IX

                           COVENANTS

         9.1. Further Actions. Carpenter and International Paper will, when required at any time after the Closing, sign, execute and deliver, or cause others within their control to do so, all such powers of attorney, documents and instrument and do, or cause to be done, all such other acts and things as may be necessary to carry out the provisions of this Agreement or any part thereof.

         9.2. Confidentiality. Neither party may communicate to anyone, other than attorneys, auditors or other advisors under obligation of confidentiality, the substance or existence of this Agreement, nor the transaction contemplated hereby, without written consent of the other party.

         9.3. Carpenter Dissolution. International Paper consents to the dissolution and liquidation of Carpenter and the distribution of Carpenter's remaining assets to CPC Liquidating L.L.C., a Michigan limited liability company, at any time after the Closing; provided, that CPC Liquidating L.L.C. shall have delivered to International Paper an Undertaking satisfactory to International Paper whereby the assets so distributed shall remain subject to the claims of International Paper under this Agreement to the same extent as though such assets had remained in Carpenter.

         9.4. Books and Records; Cooperation.

              (a) Carpenter agrees that any of its books and records which are not delivered to International Paper at the Closing shall be maintained and made available to International Paper for a period of seven (7) years following the Closing, and thereafter Carpenter agrees to provide International Paper with 90 days' advance notice of any destruction of such books and records and an opportunity to remove or copy those to be destroyed. Likewise, Carpenter shall have reasonable access to its books and records delivered to International Paper for the same period of seven (7) years, and shall be provided with 90 days' advance notice of any destruction of such books and records and an opportunity to remove or copy those to be destroyed. Each party shall make its staff reasonably available to answer questions and provide information regarding the books and records in its possession.

              (b) For a period of one year after the Closing, International Paper will permit F. Geary (or another representative of Carpenter approved by International Paper) to have reasonable access to its accounting systems for the purpose of maintaining Carpenter's general ledger and handling any payables or miscellaneous items which are not assumed by International Paper but which require processing after the Closing.

              (c) International Paper will obtain Carpenter's approval before accepting customer returns on behalf of Carpenter, and International Paper will process any approved returns.

                           ARTICLE X

                            NOTICES

         Any notice, request or other communication to be given by any party hereunder, shall be in writing and shall be sufficient if sent by registered or certified mail, postage prepaid, addressed (until another address is supplied to the other parties by the addressee in the manner provided) as follows:

         If given to International Paper, to:

                  Thomas E. Costello, Vice President
                  International Paper Company
                  50 East RiverCenter Boulevard
                  Suite 700
                  Covington, Kentucky 41011

              with a copy to:

                  John P. Fonzo, Esq.
                  International Paper Company
                  50 East RiverCenter Boulevard
                  Suite 700
                  Covington, Kentucky 41011

              If given to Carpenter:

                  Mr. James R. Holtsclaw
                  Carpenter Paper Company
                  3710 Roger B. Chaffee Memorial Blvd. S.E.
                  Grand Rapids, Michigan 49548

              with a copy to:

                  Raynold A. Schick, Esq.
                  Dykema Gossett PLLC
                  315 E. Eisenhower, Suite 100
                  Ann Arbor, Michigan 48108

                           ARTICLE XI

                        INDEMNIFICATION

         11.1. (a) By Carpenter. For a period of three hundred forty-five (345) days from the Closing, Carpenter agrees to indemnify and hold harmless International Paper from and against any and all demands, claims, actions, assessments, damages, liabilities, losses, costs and assessments (including but not limited to attorneys' fees, interest and penalties)

with respect to, or arising out of, any misrepresentation, breach of warranty or nonfulfillment of any covenant by Carpenter under this Agreement, including, without limitation, any misrepresentation in, or omission from, any schedule, exhibit, statement, certificate, report or other document furnished or to be furnished pursuant to this Agreement. In addition to and not in limitation of the foregoing, Carpenter further agrees to indemnify and hold harmless International Paper from and against any demands, claims, actions, damages, liabilities, losses, costs, and expenses (including but not limited to attorneys' fees, interest and penalties): (a) for taxes including sales, use, property, franchise, employment, income and all other taxes of any provincial, federal, state, local or foreign governmental body, together with all interest and penalties with respect thereto, assessed at any time against Carpenter with respect to any period through the Closing, (b) for personal injury, death or property or environmental damage to any person or entity to the extent arising out of or relating to the operations conducted by Carpenter at any time prior to the Closing; (c) for personal injury, death or property damage to any person or entity, to the extent resulting from or caused by, any product manufactured or sold by Carpenter at any time prior to the Closing; (d) for personal injury or death to any employee, agent or consultant of Carpenter for any work place injury occurring prior to the Closing; (e) with respect to any employee benefit plans described in this Agreement and the Schedules hereto accruing or arising or relating to any action, event or omission prior to the Closing; (f) for any brokerage, agent or finder's fees; (g) with respect to Accounts Receivable acquired by International Paper in accordance with and subject to Paragraph 11.6 hereof; and (h) with respect to any fees, expenses or penalties associated with the assumption and or payment by International Paper of Carpenter's Long-term Debt.

              (b) By International Paper. For a period of three hundred forty-five (345) days from the Closing, International Paper agrees to indemnify and hold harmless Carpenter from and against any and all demands, claims, actions, assessments, damages, liabilities, losses, costs and assessments (including but not limited to attorneys' fees, interest and penalties) with respect to, or arising out of, any misrepresentation, breach of warranty or nonfulfillment of any covenant by International Paper under this Agreement, including, without limitation, any misrepresentation in, or omission from, any document furnished or to be furnished pursuant to this Agreement. In addition to and not in limitation of the foregoing, International Paper further agrees to indemnify and hold harmless Carpenter from and against any demands, claims, actions, damages, liabilities, losses, costs, and expenses (including but not limited to attorneys' fees, interest and penalties): (a) arising from any Liabilities assumed by International Paper hereunder; (b) for personal injury, death or property or environmental damage to any person or entity, to the extent arising out of or relating to the operations conducted by International Paper at any time after the Closing; (c) for personal injury, death or property damage to any person or entity to the extent resulting from or caused by, any product manufactured or sold by International Paper at any time after the Closing; (d) for personal injury or death to any employee, agent or consultant of International Paper for any work place injury occurring after the Closing; and (e) with respect to any employee benefit plans described in this Agreement and the Schedules hereto accruing or arising or relating to any action, event or omission after the Closing.

              (c) Notwithstanding the provisions of Sections
11.1 (a) and (b), 11.2 and 11.3, each party's obligation to indemnify the other with respect to third-party claims which are unknown at the Closing Date shall be subject to an aggregate threshhold of $35,000; each party agrees to absorb costs, expenses and damages up to $35,000 with respect to such claims in the aggregate; provided, that if the $35,000 threshhold is exceeded, the Indemnitee shall be entitled to full ("first dollar") indemnification in accordance with Sections 11.1 (a) and (b), 11.2 and 11.3.

         11.2. If any claim is asserted against a party (the "Indemnitee") that is claimed by it to be the basis for a right of indemnification pursuant to Paragraph 11.1 hereof, the Indemnitee shall promptly notify the other party (the "Indemnitor") in writing of such claim and whether or not it has elected to contest the same. The Indemnitee may, but shall not be obligated to, contest the claim, but if the Indemnitee elects to so contest the claim, the Indemnitor shall be permitted to participate in the contest at its own expense. If the Indemnitee elects not to contest the claim, and if within thirty (30) days after the Indemnitee has given the Indemnitor written notice of such claim the Indemnitor shall have failed either to cause such claim so asserted to be discharged or to notify the Indemnitee of the Indemnitor's election to contest such claim, then the full amount of such claim shall forthwith be conclusively held to be covered by the indemnity provided in Paragraph ll.l(a) or ll.l(b) hereof, as the case may be. However, if the Indemnitor notifies the Indemnitee in writing within such thirty (30) day period that it disputes the

Indemnitee's assertion that such claim is the basis for indemnification, then the amount of such claim shall not be payable, except when, after, and to the extent, it is determined by the final judgment, unappealed and unappealable by failure to appeal or otherwise, of a court of competent jurisdiction, or by the agreement of the parties hereto, that such claim is the basis for indemnification. If the Indemnitor elects to contest any such claim and give proper notice thereof, the Indemnitor shall contest the claim at its own expense, shall indemnify and hold harmless the Indemnitee from and against any liability, loss, damage, cost or expense (including attorneys' fees) in connection with such contest, including, without limitation, any loss by reason of any attachment, execution, distraint, judgment, lien or other legal process. Indemnity shall be deferred until thirty (30) days after the final determination of any such contest by a final judgment, unappealed and unappealable by failure to appeal or otherwise, of a court of competent jurisdiction, or by the agreement of the parties hereto.

         11.3. At any time after the commencement of the defense by the Indemnitee of any claim referred to in Paragraph
11.2 hereof, the Indemnitor may request the Indemnitee in writing to abandon such contest or agree to the payment or compromise by the Indemnitor of the asserted claim, whereupon such action shall be taken unless the Indemnitee determines to continue the contest and so notifies the Indemnitor in writing within thirty (30) days following such written request. In such case, the Indemnitor shall not be liable under the provisions of Paragraph ll.l(a) or ll.l(b) hereof, as the case may be, for any excess of such claim over and above the amount which the other party to the contest shall have agreed in writing to accept in payment or compromise as of the time the Indemnitor made its request therefor to the Indemnitee.

         11.4. In no event shall the provisions of this
Article XI restrict or impair in any respect the rights or remedies otherwise available to International Paper against Carpenter at law or in equity which rights and remedies shall be cumulative and in addition to any other available remedies; provided, that except for indemnification with respect to uncollected Accounts Receivable and unsold Slow-Moving Inventory (which shall be unlimited), Carpenter's aggregate liability under any and all provisions of this Agreement shall in no event exceed the deposit of Two Million Five Hundred Thousand Dollars ($2,500,000) of Buyer's Stock placed in the Escrow established pursuant to Article XII. Except for their pro-rata interests in the Escrow deposit, which shall be fully subject to the claims of International Paper pursuant to this Agreement, the Shareholders of Carpenter shall have no personal liability for the representations, warranties, covenants or agreements of Carpenter under this Agreement.

         11.5. The time period in this Article XI pertaining to indemnification notwithstanding, the indemnification by Carpenter of International Paper for tax audits, liens and liabilities shall be the longer of the applicable statute of limitations or two (2) years.

         11.6. Accounts Receivable.

              (a) The following provisions of this Section
11.6 shall exclusively govern the parties' responsibilities with respect to Accounts Receivable. Any Accounts Receivable remaining unpaid for a period of one hundred twenty (120) days after Closing ("Collection Period"), at International Paper's option, shall be paid for by Carpenter to International Paper, but only to the extent that the allowance for doubtful accounts, as set forth on the Purchase Price Balance Sheet, is inadequate to cover such uncollected Accounts Receivable. Such option must be exercised, if at all, within thirty (30) days after the expiration of the Collection Period. In the event that actual collections during the Collection Period exceed the amounts reflected on the Purchase Price Balance Sheet (because the allowance for doubtful accounts was too large), Carpenter shall be entitled to delivery of additional shares of Buyer's Stock, valued at the price per share of Buyer's Stock as determined at the Closing, in the amount of such excess. For convenience, the delivery of any such additional shares may be deferred until termination of the Escrow as provided in Article XII.

              (b) During the Collection Period, International Paper shall use reasonable efforts, consistent with Carpenter's historical practices, to collect the Accounts Receivable. This provision shall not require International Paper to commence litigation or take other extraordinary action.

              (c) International Paper agrees that during the Collection Period, unless International Paper ceases with respect to any customer as to which an Account Receivable is reflected on the Purchase Price Balance Sheet ("Customer") to do business with the Customer on an open account basis, all payments on account shall be applied first to Carpenter's oldest receivable from that Customer, provided that such receivable is not disputed or that the Customer has not specifically designated the manner in which payment is to be applied (in which latter case the Customer's designation shall be followed and International Paper will use reasonable efforts to inquire from the Customer as to the reason for such designation and will report such reason to Carpenter). In the event International Paper declines or ceases to do business with a Customer on an open account basis during the Collection Period, while any Account Receivable which arose prior to the Closing is outstanding, Buyer shall place the Customer on C.O.D. plus at least 10% of the C.O.D. amount, which additional amount shall be applied to the oldest receivable in the manner described above (which arrangement shall continue until the pre-Closing receivable is retired, or until International Paper ceases doing business with that Customer). Upon request by Carpenter, International Paper will provide Carpenter with International Paper's account receivable detail for specified Customers.

              (d) Payment Erroneously Received. Any payments on Carpenter's Accounts Receivable (including amounts payable to Carpenter under subsection (c) above), or payments on previously written-off accounts receivable which are not being assigned hereunder, or other payments belonging to Carpenter received by International Paper shall be promptly (at least weekly) delivered to Carpenter along with the remittance advice. Likewise, Carpenter will promptly deliver to International Paper any payments received by Carpenter but actually belonging to International Paper.

              (e) International Paper's exercise of its option to obtain payment from Carpenter with respect to Accounts Receivable not collected (in excess of cash discounts and the allowance for doubtful accounts) during the Collection Period shall be in writing, shall be delivered to Carpenter within thirty (30) days after the close of the Collection Period and shall include an itemized listing by Customer and amount of all unpaid Accounts Receivable and shall be supported by a detail of each unpaid Account Receivable which shows the open invoices, dates and amounts.

              (f) Within seven (7) business days of receipt of International Paper's notice under subsection (e), Carpenter shall tender the required amount in cash, in exchange for reassignment by International Paper (without recourse) to Carpenter of all unpaid Accounts Receivable (except for any unpaid Accounts Receivable which International Paper chooses to retain without seeking indemnity).

              (g) The Escrow provided for in Article XII may be utilized for Carpenter's payment to International Paper of amounts due for uncollected Accounts Receivable, but only upon the mutual consent of both parties.

                          ARTICLE XII

                             ESCROW

         The provisions of this Agreement inconsistent herewith notwithstanding (including Article I pertaining to payment of the Purchase Price), at the Closing there shall be delivered into escrow with Comerica Bank-Detroit that number of shares of Buyer's Stock having a value as of the Closing Date of Two Million Five Hundred Thousand Dollars ($2,500,000) (the

"Escrow"), as an Escrow or retention against the matters which are subject to Carpenter's representations and warranties, as set forth in Article II and the indemnification provisions of
Article XI of this Agreement. The shares of Buyer's Stock placed in the Escrow shall be issued in the respective names of Carpenter's Shareholders, and shall be endorsed in blank by such Shareholders; such shares shall be registered shares (or shall promptly be replaced with registered shares pursuant to Paragraph 1.2(c)). All additions or removals of shares from the Escrow shall be effected pro-rata among the shareholdings of the respective Carpenter Shareholders. The respective
Carpenter Shareholders shall have all voting power and dividend rights pertaining to such shares during the period of the Escrow. Cash dividends shall be distributed out of the Escrow when received.

         The Escrow shall be held as the exclusive means of satisfying any claims other than with respect to uncollected Accounts Receivable and unsold Slow-Moving Inventory, against Carpenter, arising out of the matters addressed in Articles II and XI. The Escrow shall be held and disbursed as follows:

         During the twelfth month (and not later than 345 days) after the Closing, the shares in the Escrow shall be payable to the respective Shareholders of Carpenter, less the amount of any claims against the Escrow at that time agreed to by International Paper and Carpenter, or that International Paper has, at that time, notified Carpenter of, in the manner provided in Article XI. For purposes of indemnification of International Paper, shares of Buyer's Stock in the Escrow shall be credited against claims at the price per share as determined at Closing pursuant to Article I.

                         ARTICLE XIII

                      CARPENTER EMPLOYEES

         13.1. Employees of Carpenter. After the Closing, International Paper intends to employ certain employees of Carpenter. However, this statement of intention shall not require that International Paper hire any particular employee and does not restrict or alter International Paper's right to terminate the employment of any person, with or without cause, at any time. To the extent Subsidiary assumes Carpenter's accrued obligation for vacation pay owed to Carpenter employees after the Closing, Subsidiary shall satisfy such liability by providing vacation time or a cash payment to the employees and shall hold Carpenter harmless from the employees' claims to such vacation benefits.

         13.2. For a period of one year after the Closing or until International Paper implements uniform employee benefit plans throughout its distribution business, whichever period is shorter, International Paper agrees to maintain Carpenter's existing Welfare Plans and Pension Plans or Other Plans in substantially their present form and without material adverse change in benefits or costs to Carpenter employees hired by International Paper. In the event that thereafter
International Paper decides to terminate any existing Welfare Plan or Pension Plan or Other Plan and to provide a replacement plan, the employees' prior service with Carpenter shall be taken into account for vesting purposes (only) in the case of a retirement plan, and otherwise reasonably taken into account in the case of other types of benefit plans. Subject to the foregoing, International Paper shall have the right to amend, suspend, modify or terminate any benefit plan, including the Welfare Plans and the Pension Plans and Other Plans at any time, including, but not limited to, changes in coverages, deductibles, required contributions by employees, and other terms and conditions of such plans, at its expense consistent with the terms of such plans and applicable law. International Paper shall have no liability with regard to Carpenter's employees hired by International Paper relating to any period prior to the Closing, except as specifically agreed to herein, and shall have no liability to employees of Carpenter not hired; provided, that International Paper shall properly honor benefits accrued prior to Closing by any such employees pursuant to the terms of the Welfare Plans and Pension Plans and Other Plans assumed by International Paper. International Paper shall have the right to hire, or not to hire, in its sole and unfettered discretion, Carpenter employees.

         13.3. Employee Benefits. International Paper shall assume the rights and obligations of the plan sponsor after the

Closing for the qualified retirement, health and welfare benefit plans for the employees of Carpenter set forth in
Schedule 2.16.

         13.4. Union Agreements. As of the Closing,
International Paper shall assume the rights and obligations of the "Employer" under the collective bargaining agreement listed in Schedule 2.16(C).

         13.5. Severed or Retiring Carpenter Employees.
International Paper shall have no obligation whatsoever to pay severance or any other consideration respecting retired
Carpenter employees, Carpenter employees on long-term disability, or employees of Carpenter.

         13.6. Compensations and Related Accruals. Carpenter shall pay (or accrue for, consistent with past practice and GAAP) vacations, bonus and all other income earned by Carpenter employees, but not taken through Closing. Vacations will be accrued on the basis of 1/12 of the annual benefit for each month during ownership by Carpenter. International Paper shall assume the accrued liability for these items as provided in Paragraph 1.3 and as set forth in Schedule 1.3(2).

         13.7. Withdrawal Liability. Pursuant to the collective bargaining agreement described in Schedule 13.3(c), Carpenter contributes to the Central States Southeast and Southwest Areas Pension Fund ("Union Plant") on account of each member of the bargaining unit. As of the Closing, the administrator for the Union Plan is unable to determine whether Carpenter will incur a withdrawal liability as a result of stopping contributions to the Union Plan. If a withdrawal liability results from the sale of Carpenter, Carpenter shall have the option to elect coverage under Section 4202 of ERISA. Within thirty (30) days of receiving written notice from the administrator for the Union Plan that Carpenter complete withdrawal from the Union Plan resulted in a withdrawal liability, Carpenter shall advise International Paper in writing whether Section 4204 of ERISA shall apply. Failure to timely make such election shall be deemed a waiver by Carpenter of Section 4204 of ERISA.

         If Carpenter elects to have Section 4204 of ERISA apply:

              (a) International Paper shall be obligated to contribute to the Union Plan with respect to the operations of Carpenter for substantially the same number of contribution base units for which Carpenter had an obligation to contribute to the Union Plan.

              (b) Unless Carpenter obtains a waiver in accordance with PBGC regulations, International Paper shall provide to the administrator of the Union Plan for a period of five (5) plan years commencing with the first plan year beginning after the sale of assets, a bond issued by a corporate surety company that is an acceptable surety for purposes of Section 412 of ERISA in an amount equal to the greater of

                  (1) the average annual contribution required
              to be made by Carpenter with respect to Carpenter operations under the Union Plan for the three (3) plan years preceding the plan year in which the Closing occurs, or

                   (2) the annual contribution that Carpenter
              was required to make with respect to the operations under the Union Plan for the last plan year before the plan year in which the Closing occurs,


              which bond shall be payable to the administrator of the Union Plan if International Paper withdraws from the Union Plan or fails to make a contribution to the Union Plan when due, at any time during the first five (5) plan years beginning after the Closing;

               (c) Carpenter shall be responsible for the cost of the bond up to $750, and International Paper shall pay any amount in excess of $750; and

               (d) If International Paper withdraws in a complete withdrawal or a partial withdrawal with respect to the Carpenter operations, during such first five (5) plan years, International Paper will pay any withdrawal liability for which it is responsible and Carpenter will be secondarily liable for any withdrawal liability Carpenter would have had to the Union Plan with respect to the Carpenter operations (but for this section) if the liability of International Paper is not paid.

              The foregoing shall be construed consistently with ERISA and applicable regulations.

                          ARTICLE XIV

                        SPECIAL COVENANT

         14.1. Tax Status. The parties intend that this transaction shall qualify as a tax-free reorganization under
Section 368(a)(1)(c) of the Internal Revenue Code of 1986, as amended. International Paper agrees that it will cooperate with Carpenter in consummating this transaction in accordance with the requirements of a tax-free reorganization, and will take no actions (before, during or after the Closing) inconsistent with the status of this transaction as a tax-free reorganization. The obligations of International Paper under this covenant shall survive the Closing and extend until expiration of the applicable statute of limitations.

                           ARTICLE XV

                         MISCELLANEOUS

         15.1. Prior Agreements. All prior negotiations and agreements between the parties hereto are superseded by this Agreement, and there are no representations, warranties, understandings, or agreements other than those expressly set forth herein, except as modified in writing concurrently herewith or subsequent hereto.


         15.2. Binding Effect; Assignment. This Agreement shall bind and inure to the benefit of the parties hereto and their respective legal representatives and successors;
provided, however, that neither this Agreement nor any commitments hereunder shall be assignable.

         15.3. Proration of Taxes. Current real and personal property taxes shall be prorated as of the Closing
Date based on the fiscal year of the taxing authority.

         15.4. Governing Law. This Agreement is made pursuant to, and shall be governed by the laws of the State of Michigan without regard to its conflicts of laws rules.

         15.5. Arbitration. Except in cases where a specific procedure for dispute resolution is set forth in this Agreement, any dispute between the parties which cannot be resolved by negotiation shall be submitted to binding arbitration at Detroit, Michigan, pursuant to the Commercial Arbitration Rules of the American Arbitration Association; provided, that the hearing shall be held within thirty (30)

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
days of the selection of the arbitrator, the hearing shall be limited to a maximum of one day, and the decision of the arbitrator shall be handed down within thirty (30) days after the hearing.

         15.6. Benefit of the Agreement. This Agreement is made solely for the benefit of the parties hereto, their successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement.

         15.7. Counterparts. This Agreement may be executed in one or more counterpart copies; each of such fully executed copies shall be considered as an original, but together shall constitute one agreement.

         15.8. Severability. In case it be determined by a court of competent jurisdiction that any provision herein contained is illegal or unenforceable, such determination shall solely affect such provision and not impair the remaining provisions of this Agreement.

         15.9. Timing. Time is of the essence of this Agreement.

         15.10. Headings. The headings used in this Agreement are for convenience only and shall not constitute a part hereof.

         15.11. Schedules. All Schedules referenced herein are incorporated herein as if set forth at length herein.


         IN WITNESS WHEREOF, the parties hereto have executed, or caused this Agreement to be executed on the day and year first above written.

ATTEST:                         INTERNATIONAL PAPER COMPANY

/s/ J.P. Fonzo                   By: /s/ Richard D. Childers
J.P. Fonzo                                  Attorney-in-Fact
Assistant Secretary                  T. E. Costello,
                                     Vice President

ATTEST:                         CARPENTER PAPER COMPANY

/s/ Raynold A. Schmick           By: /s/ James Holtsclaw
                                     Its: President

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